SODASTREAM REPORTS RECORD SECOND QUARTER RESULTS

Revenues Increased 38% to Euro 53.3 Million
Adjusted Net Income Increased 161% to Euro 6.1 Million
Net Income Increased 138% to Euro 5.1 Million
Adjusted Diluted EPS Increased 61% to Euro 0.29 or $0.42*
Company Reports Record Consumable Sales and Record Consumable Unit Volumes

AIRPORT CITY, Israel – August 11, 2011 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three and six month periods ended June 30, 2011.

Second Quarter 2011 Highlights (comparisons show second quarter 2011 as compared to second quarter 2010)
•	Revenues increased 38% to Euro 53.3 million
•	Americas revenues increased 136% to Euro 11.3 million
•	Adjusted diluted earnings per share was Euro 0.29 or $0.42*
•	Revenue from soda makers increased 36% to Euro 22.7 million
•	Revenue from consumables increased 54% to a record Euro 29.8 million
•	Flavor units increased 96% to a record 6.1 million
•	CO2 refill units increased 34% to a record 3.2 million
•	Americas soda maker units increased 224%
•	Americas consumables revenue increased 203%

“We are very pleased with our overall performance, particularly the marked improvement in our bottom line, which demonstrates the earnings power of our business model. These record results were fueled by strong consumer adoption, which is reflected in all-time high sales of our CO2 refills and flavor consumables," stated Daniel Birnbaum, Chief Executive Officer of SodaStream.

The company experienced a 54% increase in consumable sales during the second quarter of 2011 and a 31% increase compared to the first quarter this year.  Each geographic region reported strong growth, led by the Americas where consumer activity recently outpaced other global regions.  Mr. Birnbaum continued, "Key indicators of American consumer adoption are very positive, with all measures of unit growth showing significant increases:  soda makers up 224%, CO2 refills up 184% and flavors up 298%.  We also saw triple digit growth in many of our other newer markets.  Going forward, we are well positioned to extend our global footprint into additional households, markets and channels."

Results for the Three Months Ended June 30, 2011:

Total revenues for the second quarter of 2011 were Euro 53.3 million, $77.4 million as per a convenience translation*, an increase of 38% compared to Euro 38.5 million reported in the second quarter of 2010.  Revenues increased in each geographical region, with revenues for Western Europe and the Americas increasing 22% and 136%, respectively, compared to the second quarter of 2010. (See table with geographic breakdown below)

* As of June 30, 2011, the Euro to U.S. Dollar exchange rate was: Euro 1.00 equaled $1.4523

During the second quarter of 2011, revenues of soda makers increased 36% to Euro 22.7 million and revenues of consumables increased 54% to Euro 29.8 million.  On a unit basis, soda makers increased 37% to 634,000, CO2 refills increased 34% to 3.2 million, and flavor units increased 96% to 6.1 million.

Gross margin for the second quarter of 2011 was 53.0%, compared to 50.7% for the same period in 2010.  The increase was mainly due to the consumable sales and production volumes growth, foreign currency exchange impact, and a trade-in promotion during the second quarter of 2010 that negatively impacted gross margins.  The positive impact was partially offset by the higher share of sales through distributors and the increase in raw material costs.

Sales and marketing expenses for the second quarter of 2011 totaled Euro 17.3 million compared to Euro 14.2 million for the comparable period last year. The increase is primarily due to investments in the Company’s sales and distribution platform and an increase in marketing spend to capitalize on new distribution opportunities, mainly in the United States. As a percentage of revenues, sales and marketing expenses decreased 420 basis points to 32.5% for the second quarter of 2011 compared to 36.7% for the second quarter of 2010.

General and administrative expenses for the second quarter of 2011 were Euro 5.6 million, compared to Euro 3.9 million in the comparable period of last year. General and administrative expenses for the three months ended June 30, 2011 include Euro 1.0 million of non-cash share-based compensation expense (the “Share-Based Compensation Expense”) while general and administrative expenses for the three months ended June 30, 2010 include Euro 124,000 of the Share-Based Compensation Expense and Euro 78,000 related to a previous management fee that was cancelled effective as of November 2010.

Adjusted general and administrative expenses exclude the Shared-Based Compensation Expense as well as the discontinued management fees. Such adjusted general and administrative expenses were Euro 4.6 million or 8.6% of revenues for the second quarter 2011, and Euro 3.7 million or 9.7% of revenues for the comparable period of 2010.

Net income for the three months ended June 30, 2011 was Euro 5.1 million, or 24 Euro cents, $0.35 per the convenience translation, per fully diluted share based on 20.8 million weighted average shares, compared to net income of Euro 2.1 million, or 17 Euro cents per fully diluted share based on 13.5 million weighted average shares, in the comparable period in 2010. Excluding the Shared-Based Compensation Expense and the discontinued management fees, Adjusted net income (as defined below) for the second quarter of 2011 was Euro 6.1 million, or 29 Euro cents, $0.42 per the convenience translation per fully diluted share, compared to Adjusted net income of Euro 2.3 million, or 18 Euro cents per fully diluted share in the second quarter of 2010.

Adjusted EBITDA (as defined below) for the second quarter of 2011 totaled Euro 7.7 million, compared to Euro 3.7 million for the comparable period in 2010.  Adjusted EBITDA margin was 14.5% for the second quarter of 2011 as compared to 9.7% for the comparable period in 2010.

Cash flow from operating activities during the second quarter of 2011 was Euro 1.6 million, compared to Euro 1.3 million during the comparable quarter of 2010.  Excluding temporary changes in assets and liabilities, cash flow from operating activities was Euro 7.0 million, compared to Euro 2.8 million in the comparable period of 2010.

Balance Sheet

As of June 30, 2011, cash and cash equivalents increased to Euro 74.8 million from Euro 52.9 million as of December 31, 2010. The increase is attributable mainly to the Euro 33.1 million raised from the secondary offering that closed on April 19, 2011. As of June 30, 2011, loans and borrowings were Euro 14,000, compared to Euro 6.8 million as of December 31, 2010. Working capital as of June 30, 2011 was Euro 37.8 million, an increase of 39.3%, compared to  Euro 27.2 million as of December 31, 2010, primarily due to an increase in inventory and accounts receivable reflecting demand and revenue growth.

Guidance

The Company continues to expect full-year 2011 revenue to increase by approximately 30% as compared with 2010 revenue of Euro 160.7 million and full-year net income to increase by approximately 60% as compared with its net income of Euro 9.7 million reported in 2010. This guidance now includes a Share-Based Compensation Expense of approximately Euro 4.3 million in 2011, up from the previous expectation of Euro 3.7 million due to additional equity grants. On an adjusted basis, excluding the Share-Based Compensation Expense, fiscal 2011 net income is now expected to be approximately Euro 20 million, up from the previous expectation of Euro 19 million.

Conference Call

The Company has scheduled a conference call for 8:30 AM Eastern Daylight Time (United States) today (Thursday, August 11, 2011) to review the Company’s financial results.  The conference call will be broadcast over the Internet as a “live” listen only Webcast.

To listen, please go to: http://sodastream.investorroom.com.  Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 40,000 retail stores in 41 countries around the world.  For more information on SodaStream, please visit the Company's website: www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income (“Adjusted net income”), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense and for the impact of the discontinued management fees. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation Expense and of the discontinued management fees. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense and for the impact of the discontinued management fees.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation Expense and the discontinued management fees, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our home beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our home beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being subject to fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:
Yonah Lloyd
Executive Director, Corporate Development and Communication
SodaStream International Ltd.
Phone: +972-3-976-2462
yonahl@sodastream.com

Investor Contacts (US):
Brendon Frey / Joe Teklits
ICR
Phone: + 1 203-682-8200
brendon.frey@icrinc.com / joseph.teklits@icrinc.com

(Tables Follow)

Consolidated Balance Sheets as of

In thousands

			Convenience
			translation into
			U.S. Dollar
	Dec-31	Jun-30	Jun-30
	2010	2011	2011
	(Audited)	(Unaudited)	(Unaudited)
Assets
	euro	euro	$
Cash and cash equivalents	52,900	74,755	108,567
Inventories	38,523	44,857	65,146
Trade and other receivables	38,809	44,321	64,367
Derivative financial instruments	836	109	158
Assets classified as available-for-sale	629	614	892
Total current assets	131,697	164,656	239,130

Property, plant and equipment	21,548	25,368	36,842
Intangible assets	13,405	13,351	19,390
Deferred tax assets	1,248	1,370	1,990
Other receivables	167	121	176
Total non-current assets	36,368	40,210	58,398

Total assets	168,065	204,866	297,528

Liabilities

Loans and borrowings	6,753	14	20
Derivative financial instruments	406	84	122
Trade payables	30,425	30,514	44,317
Income tax payable	6,376	7,719	11,210
Provisions	515	185	269
Other current liabilities	13,911	13,550	19,679
Total current liabilities	58,386	52,066	75,617

Employee benefits	768	758	1,101
Provisions	379	371	539
Deferred tax liabilities	410	412	598
Total non-current liabilities	1,557	1,541	2,238
Total liabilities	59,943	53,607	77,855

Shareholders’ equity

Share capital	2,286	2,487	3,612
Share premium	91,870	127,465	185,117
Translation reserve	(53)	(2,007)	(2,915)
Retained earnings	14,019	23,314	33,859
Total shareholders’ equity	108,122	151,259	219,673

Total liabilities and shareholders’ equity	168,065	204,866	297,528
	euro	euro	$

Consolidated Statements of Operations

In thousands (net income per share amounts in units)

			Convenience			Convenience
			Translation			Translation
			into			into
			U.S. Dollar			U.S. Dollars
	For the six	For the six	For the six	For the three	For the three	For the three
	months ended	months ended	months ended	months ended	months ended	months ended
	Jun-30	Jun-30	Jun-30	Jun-30	Jun-30	Jun-30
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	$	euro	euro	$
Revenues	68,676	98,366	142,857	38,517	53,267	77,360
Cost of revenues	32,886	46,022	66,838	18,992	25,044	36,371

Gross profit	35,790	52,344	76,019	19,525	28,223	40,989

Operating expenses
Sales and marketing	23,943	30,530	44,339	14,150	17,319	25,152
General and administrative	7,804	11,410	16,571	3,924	5,619	8,160
Other income, net	(61)	(62)	(90)	(38)	(30)	(44)

Total operating expenses	31,686	41,878	60,820	18,036	22,908	33,268

Operating income	4,104	10,466	15,199	1,489	5,315	7,721

Interest expense (income), net	804	(537)	(781)	510	(397)	(577)
Other financial income, net	(1,474)	(27)	(38)	(1,470)	(307)	(445)

Total financial income, net	(670)	(564)	(819)	(960)	(704)	(1,022)

Income before income taxes	4,774	11,030	16,018	2,449	6,019	8,743

Income taxes	602	1,735	2,520	318	955	1,387

Net income for the period	4,172	9,295	13,498	2,131	5,064	7,356
	euro	euro	$	euro	euro	$

Net income per share	euro	euro	$	euro	euro	$
Basic	0.67	0.49	0.71	0.34	0.26	0.38
Diluted	0.33	0.46	0.67	0.17	0.24	0.35

Weighted average number of shares
Basic	6,259	19,055	19,055	6,259	19,647	19,647
Diluted	13,503	20,122	20,122	13,503	20,772	20,772

Consolidated Statements of Cash Flows
In thousands
			Convenience			Convenience
			Translation			Translation
			into			into
			U.S. Dollar			U.S. Dollars
	For the six	For the six	For the six	For the three	For the three	For the three
	months ended	months ended	months ended	months ended	months ended	months ended
	Jun-30	Jun-30	Jun-30	Jun-30	Jun-30	Jun-30
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	$	euro	euro	$
Cash flows from operating activities
Net income for the period	4,172	9,295	13,498	2,131	5,064	7,356
Adjustments:
Amortization of intangible assets	29	305	443	15	268	389
Change in fair value of derivative financial instruments	(218)	420	610	6	92	134
Depreciation of property, plant and equipment	979	1,661	2,412	555	839	1,218
Gain on sales of property, plant and equipment	(4)	-	-	-	-	-
Share based payment	167	2,075	3,014	124	1,018	1,479
Interest expense (income), net	804	(537)	(781)	510	(397)	(577)
Income tax expense	602	1,735	2,520	318	955	1,387
	6,531	14,954	21,716	3,659	7,839	11,386
Increase in inventories	(7,264)	(7,966)	(11,568)	(2,135)	(4,313)	(6,263)
Increase in trade and other receivables	(10,951)	(6,298)	(9,146)	(5,730)	(8,954)	(13,004)
Increase in trade payables	6,760	380	552	4,306	5,522	8,020
Increase (decrease) in employee benefits	215	(6)	(8)	231	1	2
Increase (decrease) in provisions and other current liabilities	4,052	(114)	(166)	1,913	2,350	3,412
	(657)	950	1,380	2,244	2,445	3,553
Interest paid	(524)	(149)	(216)	(320)	(63)	(91)
Income tax paid	(2,172)	(1,274)	(1,850)	(581)	(795)	(1,155)
Net cash from (used in) operating activities	(3,353)	(473)	(686)	1,343	1,587	2,307

Cash flows from investing activities
Interest received	22	603	876	15	377	548
Proceeds from sale of property, plant and equipment	7	-	-	-	-	-
Payments for derivative financial instruments, net	-	(15)	(22)	-	(51)	(74)
Acquisition of property, plant and equipment	(4,283)	(4,854)	(7,049)	(3,604)	(2,914)	(4,232)
Acquisition of intangible assets	(247)	(194)	(282)	(141)	(72)	(105)
Net cash used in investing activities	(4,501)	(4,460)	(6,477)	(3,730)	(2,660)	(3,863)

Cash flows from financing activities
Share issuance	-	33,091	48,058	-	33,091	48,058
Proceeds from exercise of employee share options	15	630	915	15	602	874
Receipts of long-term loans and borrowings	3,266	-	-	-	-	-
Repayments of long-term loans and borrowings	(1,534)	-	-	(1,358)	-	-
Repayment of shareholders’ loans	(305)	-	-	(161)	-	-
Change in short-term debt	6,132	(6,789)	(9,860)	(257)	(330)	(479)
Net cash from (used in) financing activities	7,574	26,932	39,113	(1,761)	33,363	48,453

Net increase (decrease) in cash and cash equivalents	(280)	21,999	31,950	(4,148)	32,290	46,897
Cash and cash equivalents at the beginning of the period	4,185	52,900	76,827	8,175	42,528	61,763
Effect of exchange rates fluctuations on cash and cash equivalents	206	(144)	(210)	84	(63)	(93)

Cash and cash equivalents at the end of the period	4,111	74,755	108,567	4,111	74,755	108,567
	euro	euro	$	euro	euro	$

Information about revenue in reportable segments

In thousands

		Central and
		Eastern Europe,
		Middle East and
	Western Europe	Africa	The Americas	Asia-Pacific	Total
Six months ended	euro				euro
June 30, 2011 (Unaudited)	56,867	14,037	21,515	5,947	98,366
June 30, 2010 (Unaudited)	46,567	9,238	8,835	4,036	68,676

Three months ended	euro				euro
June 30, 2011 (Unaudited)	33,347	6,334	11,295	2,291	53,267
June 30, 2010 (Unaudited)	27,385	4,705	4,790	1,637	38,517

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Six months ended June 30

									Convenience
									Translation
									into
	2010				2011				U.S. Dollars
	Reported	Management	Share based		Reported	Management	Share based		2011
	(Unadjusted)	fee(*)	payment	Adjusted	(Unadjusted)	fee(*)	payment	Adjusted	Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	euro	euro	euro	euro	euro	euro	$
Revenues	68,676			68,676	98,366			98,366	142,857
Cost of revenues	32,886			32,886	46,022			46,022	66,838

Gross profit	35,790			35,790	52,344			52,344	76,019

Operating expenses
Sales and marketing	23,943			23,943	30,530			30,530	44,339
General and administrative	7,804	(192)	(167)	7,445	11,410	-	(2,075)	9,335	13,557
Other income, net	(61)			(61)	(62)			(62)	(90)

Total operating expenses	31,686	(192)	(167)	31,327	41,878	-	(2,075)	39,803	57,806

Operating income	4,104	192	167	4,463	10,466	-	2,075	12,541	18,213

Interest expense (income), net	804			804	(537)			(537)	(781)
Other financial income, net	(1,474)			(1,474)	(27)			(27)	(38)

Total financial income, net	(670)			(670)	(564)			(564)	(819)

Income before income taxes	4,774	192	167	5,133	11,030	-	2,075	13,105	19,032

Income taxes	602			602	1,735			1,735	2,520

Net income for the period	4,172	192	167	4,531	9,295	-	2,075	11,370	16,512
	euro	euro	euro	euro	euro	euro	euro	euro	$

Net income per share	euro			euro	euro			euro	$
Basic	0.67			0.72	0.49			0.60	0.87
Diluted	0.33			0.35	0.46			0.56	0.81

Weighted average number of shares
Basic	6,259			6,259	19,055			19,055	19,055
Diluted	13,503			13,503	20,122			20,122	20,122

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Three months ended June 30

									Convenience
									Translation
									into
	2010				2011				U.S. Dollars
	Reported	Management	Share based		Reported	Management	Share based		2011
	(Unadjusted)	fee(*)	payment	Adjusted	(Unadjusted)	fee(*)	payment	Adjusted	Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	euro	euro	euro	euro	euro	euro	$
Revenues	38,517			38,517	53,267			53,267	77,360
Cost of revenues	18,992			18,992	25,044			25,044	36,371

Gross profit	19,525			19,525	28,223			28,223	40,989

Operating expenses
Sales and marketing	14,150			14,150	17,319			17,319	25,152
General and administrative	3,924	(78)	(124)	3,722	5,619	-	(1,018)	4,601	6,682
Other income, net	(38)			(38)	(30)			(30)	(44)

Total operating expenses	18,036	(78)	(124)	17,834	22,908	-	(1,018)	21,890	31,790

Operating income	1,489	78	124	1,691	5,315	-	1,018	6,333	9,199

Interest expense (income), net	510			510	(397)			(397)	(577)
Other financial income, net	(1,470)			(1,470)	(307)			(307)	(445)

Total financial income, net	(960)			(960)	(704)			(704)	(1,022)

Income before income taxes	2,449	78	124	2,651	6,019	-	1,018	7,037	10,221

Income taxes	318			318	955			955	1,387

Net income for the period	2,131	78	124	2,333	5,064	-	1,018	6,082	8,834
	euro	euro	euro	euro	euro	euro	euro	euro	$

Net income per share	euro			euro	euro			euro	$
Basic	0.34			0.37	0.26			0.31	0.45
Diluted	0.17			0.18	0.24			0.29	0.42

Weighted average number of shares
Basic	6,259			6,259	19,647			19,647	19,647
Diluted	13,503			13,503	20,772			20,772	20,772

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

EBITDA and Adjusted EBITDA
In thousands

	Six month ended June 30			Three months ended June 30
	2010	2011	2011	2010	2011	2011
			Convenience translation into			Convenience translation into
			U.S. Dollars			U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
	euro	euro	$	euro	Euro	$
Net income	4,172	9,295	13,498	2,131	5,064	7,356
Interest expense (income), net	804	(537)	(781)	510	(397)	(577)
Income taxes	602	1,735	2,520	318	955	1,387
Depreciation and amortization	1,008	1,966	2,855	570	1,107	1,607
EBITDA	6,586	12,459	18,092	3,529	6,729	9,773
	euro	euro	$	euro	Euro	$

Management fee	192	-	-	78	-	-
Share based payment	167	2,075	3,014	124	1,018	1,479
Adjusted EBITDA	6,945	14,534	21,106	3,731	7,747	11,252
	euro	euro	$	euro	euro	$

The following tables present the Company’s revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

	Six month ended		Three months ended
	Jun-30		Jun-30
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Revenues
	(in thousands)

	euro	euro	euro	Euro
Soda maker starter kits	28,156	43,951	16,676	22,669
Consumables	36,271	52,417	19,389	29,768
Other	4,249	1,998	2,452	830
Total	68,676	98,366	38,517	53,267
	euro	euro	euro	Euro

	Six month ended		Three months ended
	Jun-30		Jun-30
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenues

Soda maker starter kits	41.0%	44.7%	43.3%	42.6%
Consumables	52.8%	53.3%	50.3%	55.8%
Other	6.2%	2.0%	6.4%	1.6%
Total	100.0%	100.0%	100.0%	100.0%